Exhibit 99.1

NEWS RELEASE

YAMANA GOLD DECLARES COMMERCIAL PRODUCTION AT GUALCAMAYO

-   AND   -

ANNOUNCES CONSTRUCTION DECISION FOR ITS C1 SANTA LUZ AND MERCEDES PROJECTS

-   Reports Progress on Advanced Development Stage Projects, Provides Exploration Update  -

Toronto, Ontario, July 22, 2009 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) announced that it has declared commercial production at its Gualcamayo mine effective July 1, 2009.  Located in the province of San Juan, Argentina, the Gualcamayo mine is expected to contribute significantly to Yamana’s overall production and be one of its core mines.  The Gualcamayo mine primary ore pass, conveyor system and processing facilities were constructed in less than 20 months following receipt of a positive feasibility study and the start up of construction in August 2007.  The ore pass and primary crushing facilities were commissioned in late April 2009, although processing of ore at Gualcamayo began in late December 2008.  A list of key milestones is provided below:

Key Milestones	Status
Mining	Commissioned
Primary ore pass	Commissioned
Primary & secondary crusher	Commissioned
Conveyor system	Commissioned
ADR plant	Commissioned

In declaring commercial production, the Company took into account the following:

•	Increased production from approximately 20,000 ounces in the first quarter of 2009 to approximately 24,000 ounces in the second quarter;
•	Cumulative weighted average cash costs from February to June 2009 below US$450 per ounce (capitalized as related production was not commercial);
•	Recovery is expected to increase progressively to the level of 76% to 80% into the fourth quarter of 2009;
•	Sustained operation of ore pass and crushing facilities;
•	Expected commercial production for 2009 of approximately 75,000 ounces of gold.

Production subsequent to 2009 is expected to include ore from the Amelia Ines and Magdalena (AIM) satellite deposits supplementing the main ore body at Quebrada del Diablo (QDD).  The contribution to production from the AIM satellite deposits after 2009 is currently being evaluated.

The three main mineral deposits at Gualcamayo include the main QDD deposit, the AIM satellite deposits and the QDD Lower West underground zone.  The total reserve and resource base is approximately 3.9 million ounces of gold including 2.9 million ounces of reserves.

ADVANCED DEVELOPMENT PROJECTS UPDATE
Yamana also announced that it has made a construction decision for the development of its C1 Santa Luz project in Brazil and its Mercedes project in Mexico, and also reported further progress on its other advanced development stage growth projects and provided an exploration update.  These advanced development stage growth projects are part of Yamana’s core philosophy of focusing on quality as well as quantity of production at comparatively low cash costs and in stable mining jurisdictions.

Construction and Development Projects

C1 Santa Luz, Brazil
Yamana has made a construction decision for C1 Santa Luz.  The construction decision is based on an economic update to a previously completed feasibility study which shows improved economics and a longer mine life. C1 Santa Luz is planned as a conventional open pit mine with processing through a floatation and CIL circuit.

Key parameters of the feasibility study and economic update include:

Reserves (Proven and Probable):  23.8 mt grading 1.55 g/t Au containing 1.2 M ounces
Resources (Measured and Indicated)*:  45.82 mt grading 1.56 g/t Au containing 2.5 M ounces
Capital Cost:  US$143M
Operating Cost:  US$17.78 per tonne
Cash Cost (per ounce):  US$465
Average Throughput:  6,800 tonnes per day
Average Production (per year): 104,000 ounces
Initial Mine Life:  10 years
After-tax IRR:  27.9%

*Resources include reserves

The updated financial analysis is based on a gold price of US$900 per ounce and a 5% discount rate resulting in an initial after-tax net present value of approximately US$142 million.  In the first two full years of production, average annual production is expected to exceed 130,000 ounces, which should accelerate payback.  The mine life for the project has increased from the initial 2007 feasibility study estimate of approximately seven years to 10 years. The level of certainty of capital and operating costs along with metallurgical recovery and engineering has increased with further work done since 2007.  The capital cost estimate assumes owner mining which can be further reduced using contractor mining.  The majority of the estimated capital cost will be incurred in 2011 and 2012.

The C1 Santa Luz project is located in the state of Bahia, Brazil, approximately 60 kilometres north of Yamana’s Fazenda Brasileiro mine and 160 kilometres east of its Jacobina mine.  The C1 Santa Luz gold deposit lies within the Rio Itapicuru Greenstone Belt, a deformed and metamorphosed greenstone-granite terrain of paleoproterozoic age. The gold deposits are closely associated with small porphyritic dacite intrusions and extensive zones of breccia hosted in carbonaceous meta-sedimentary rocks, with associated hydrothermal alteration centred on the intrusions. Yamana has advanced C1 Santa Luz from a grassroots exploration prospect to an advanced development stage project.

The carbonaceous nature of the ore and strip ratio for the project increase the sensitivity of the project to operating cost increases and, for these reasons significant efforts have been undertaken since the feasibility study in 2007 to increase the level of certainty on recoveries and the understanding of associated cash cost per ounce. Synergies between Yamana's Fazenda Brasileiro mine and C1 Santa Luz have not been used in assessing the associated costs for the project although these synergies will be reviewed during the permitting process.

The Company anticipates that the permitting process will take approximately nine months.  During that period, Yamana intends to further advance detailed engineering and order longer lead time items. Production at C1 Santa Luz is expected to begin in mid-2012.

Mercedes, Mexico
The Company has also made a decision for the development and construction of the Mercedes gold-silver project.  This decision is based on positive project economics from a study earlier this year, the results of which were announced in February, and recent drilling results which add further certainty to the extension of the initial mine life.  In addition, since earlier this year, Mercedes has been further advanced with the construction of a development ramp. The ramp has accelerated development of the Mercedes vein and confirmed continuity in the grade over approximately 600 metres of length, plus approximately 300 metres in two cross-cuts and vein levels. Earlier this year, the Company also acquired a mill which when refurbished would be suitable for the project. The permitting process is also in progress.

Key parameters of the February 2009 study include:

Reserves (Proven and Probable):  2.65 mt grading 7.10 g/t Au and 72.43 g/t Ag (7.58 g/t AuEq) containing 604,402 Au ounces and 6,163,221 Ag ounces (645,490 GEO)
Resources (Measured and Indicated)*:  2.39 mt grading 8.62 g/t Au and 85.14 g/t Ag (9.19 g/t AuEq) containing 661,830 Au ounces and 6,536,394 Ag ounces (705,000 GEO)
Construction Capital Cost:  US$152M
Cash Cost (per GEO):  US$264
Average Production (per year): 120,000 GEO
Initial Mine Life:  6 years
After-tax IRR:  22.4%

*Resources include reserves

The financial analysis provided in February 2009 was based on a gold price of US$814 per ounce and a silver price of US$13 per ounce.  The study also included an upside scenario adding three years to the original initial mine life based on current resources and recent exploration results. The Company’s further economic analysis with cash flow based on US$900 per ounce of gold and US$15 per ounce of silver and assuming the upside mine life scenario results in a 5% net present value of approximately US$181 million and an IRR of 29%.

Further drilling results not included in the pre-feasibility study are expected to increase the resource estimate for the Barrancas area and the newly discovered Lupita vein zone areas.  These drilling results were previously announced by the Company in its June 17, 2009 news release, highlighting drill hole M09-449D intersecting 7.70 metres of 17.48 g/t gold and 66.0 g/t silver at Las Barrancas and L09-021D intersecting 7.64 metres of 28.15 g/t gold and 52 g/t silver at Lupita which support the upside mine life scenario referred to above.  A new resource estimate based in part on these drilling results is in progress.

The Mercedes mine will be developed by two accesses from surface, including the previously mentioned development ramp.  The main pre-production development activities during the permitting process now underway include:

•	Main ramp excavation;
•	Completion of ore/waste pass for Corona de Oro;
•	Ramp development for main stopes;
•	Completion of main ventilation system;
•	Creation of an ore stockpile;
•	Development of underground infrastructure and services including water pumping system, electrical distribution, backfill distribution and administrative installations; and
•	Detailed engineering and procurement.

The Mercedes project is located in northern Sonora, Mexico approximately 200 kilometres south of Tucson, Arizona.  The deposit consists of a complex gold-silver hydrothermal low-sulphidation vein/stockwork system.

The Company expects to receive permitting in mid-2010 with production targeted to begin in late-2012.

Ernesto/Pau-a-Pique, Brazil
In February 2009, the Company completed a scoping study with positive results for Ernesto/Pau-a-Pique.

Key parameters of the study include:

Resources (Indicated):  3.95 mt grading 4.67 g/t Au containing 593,000 ounces
Resources (Inferred):  3.14 mt grading 3.02 g/t Au containing 305,000 ounces
Capital Cost (2010-2011):  US$86M
Cash Cost (per ounce):  US$356
Average Production (per year): 100,000 ounces
Initial Mine Life:  8 years
After-tax IRR:  38%

The financial analysis is based on a gold price of US$825 per ounce and a 5% discount rate resulting in an initial after-tax net present value of approximately US$138 million.  The Company’s further analysis with cash flow based on US$900 per ounce of gold results in a value of approximately US$173 million and an IRR of 44%.

At Ernesto/Pau-a-Pique, Yamana has continued driving an exploration tunnel for determining continuity of grade and accelerating development work. In addition, the Company plans on focusing on infill drilling to upgrade inferred resources to the indicated category, with 7,000 metres of drilling planned for 2009. The infill program planned is to support a feasibility study.

The Ernesto/Pau-a-Pique project is located in southwest Mato Grasso state, near Pontes e Lacerda in Brazil.  The Pau-a-Pique deposit is approximately 56 kilometres by road south of the Ernesto deposit.  The significant existing infrastructure including paved roadways supports the development of Ernesto/Pau-a-Pique as two mines with a common plant.

A formal construction decision is expected to be made by the end of the year.

Minera Florida, Chile
At Minera Florida, Yamana has advanced a plan to process historical tailings of approximately six million tonnes with an average gold grade of 1.2 g/t and average silver grade of 12 g/t for a gold equivalent grade of approximately 1.4 g/t.  Key parameters of the study include:

Capital Cost: US$43 million
Cash Cost (per GEO): US$290
Average Production (per year): 40,000 GEO
Initial Mine Life: 6 years
IRR:  33%

Implementation of the project and ramp up is estimated to be achieved with 24 months. Yamana has made a decision to proceed with a basic engineering study and expects to make a final decision to proceed with the project by year-end. The project would add another 40,000 GEO to current expected production at Minera Florida beginning in early 2012.

Growth Projects to Add 365,000 New GEO
C1 Santa Luz, Mercedes and Ernesto/Pau-a-Pique are advanced development projects which along with the expected further production at Minera Florida are expected to collectively add approximately 365,000 GEO of new production at a weighted average cash cost of approximately US$350 per GEO which is consistent with the Company’s current cost structure.  This does not include expected production from the Pilar/Caiamar projects or from QDD Lower West, the underground area of mineralization at Gualcamayo, which Yamana continues to advance.

“We have reached an exciting growth stage for Yamana,” said Ludovico Costa, Yamana’s chief operating officer.  “These new organic growth projects represent significant additional production at industry low cash costs with robust returns, consistent with Yamana’s core philosophy of focusing on quality as well as quantity of production at comparatively low cash costs in stable mining jurisdictions.”

Agua Rica, Argentina
Yamana continues to increase the value of Agua Rica. The Company received the environmental license early in 2009, dependent on compliance with certain conditions and sectoral permits which are expected within 18 months.

The Company is also updating components to the feasibility study delivered in October 2006.  In the context of current metal prices, Yamana is currently re-evaluating the prospects of a strategic partnership.

EXPLORATION UPDATE

Pilar and Caiamar Exploration Concessions
Yamana recently acquired an extensive exploration concession and project called Caiamar located approximately 38 kilometres from Yamana’s Pilar project and just east of the Crixas Greenstone Belt.

Caiamar is located in the northern portion of a regional Shear Zone in the Guarinos Greenstone Belt and mineralization consists of arserno-pyrite rich quartz breccias hosted in metagraywacke layers. A total of 16,000 metres of drilling and 2,000 metres of underground development in 2 metre x 2 metre sections and three levels (55 metres, 110 metres and 150 metres) were conducted by previous companies. Mineralization is opened down plunge and along strike.

A total of US$3.4 million has been budgeted for regional exploration and 25,000 metres of drilling at Caiamar.  The objective of the drill program for the first year will be to assess the potential of the deposit and evaluate the regional potential inside the Caiamar concessions, in addition to define the ore bodies’ geometry and grade. As part of the drill program, Yamana is re-logging and re-sampling the previous holes and expects to start an underground panel sampling and initial extension drilling program of 3,700 metres. The Company believes that it can rapidly validate and extend the existing resource.

At Pilar, Yamana has budgeted US$4.1 million for exploration in 2009 and 11,000 metres of drilling is currently in progress along with an exploration ramp for continuity of grade and accelerating development work. A new resource estimate based on drilling in 2009 is expected in the fourth quarter of 2009, with a feasibility study and construction decision expected in the first quarter of 2010.

The Pilar and Caiamar projects share similar geology and prospectivity and the Company believes that the combination of these two areas will meaningfully increase the potential for increased resources and rapid advancement of project development. In addition, Pilar and Caiamar are located approximately 78 kilometres and 50 kilometres, respectively, from Yamana’s Chapada mine and the Company believes there would be synergies resulting from the operations at Chapada.

Increased 2009 Exploration Budget
Consistent with the previously disclosed strategy of the Company, Yamana has increased its 2009 exploration budget from US$56 million to US$66 million based on exploration successes to date.  The exploration program will continue to focus on high margin, high quality ounces at and near its mines.  The US$10 million increase will be allocated to the following projects:

PROJECT	ORIGINAL BUDGET (US$M)	INCREASE (US$M)	TOTAL (US$M)
El Peñón	$12.6	$2.7	$15.3
Mercedes	$4.5	$1.5	$6.0
Caiamar	$0	$3.4	$3.4
Minera Florida	$8.6	$2.4	$11.0
TOTAL	$25.7	$10.0	$35.7

The objective of Yamana’s exploration program is to advance new 2009 discoveries to indicated resources for El Peñón, Minera Florida and Mercedes, to advance the Pilar and Caiamar projects to the feasibility stage and more generally to add high margin, high quality ounces.

The Company will evaluate any additional increases in its exploration budget depending on further successes.

Quality Assurance and Quality Control
Yamana incorporates a rigorous Quality Assurance and Quality Control program for all of its mines and exploration projects which conforms to industry Best Practices as outlined by the CSE and National Instrument 43-101.  All exploration diamond drill cores are split in half by mechanical or electrical sawing techniques and sampled at appropriate intervals for assay.  The remaining core is stored on-site pending assay results.  Quality Assurance standards, duplicates and blanks are routinely inserted into the sample stream as a control for assay accuracy, precision and contamination.  The results of these checks are tracked and failures are reanalyzed. Results are incorporated into resource models following approval of the QAQC Manager.

Qualified Person
Evandro Cintra, P.Geo., Senior Vice President, Technical Services for Yamana Gold Inc. has reviewed and confirmed the data contained within this news release and serves as the Qualified Person as defined in National Instrument 43-101.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Central America. The Company plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jodi Peake Vice President, Corporate Communications & Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com	Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com
MEDIA INQUIRIES:

Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development,  production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2008 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
This news release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.